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                              June 21, 2021

       Richard Gamarra
       Chief Executive Officer
       California Tequila, Inc.
       30012 Aventura, Suite A
       Rancho Santa Margarita, California 92688

                                                        Re: California Tequila,
Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed June 4, 2021
                                                            File No. 024-11474

       Dear Mr. Gamarra:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 28, 2021 letter.

       Amendment No. 2 to Offering Statement on Form 1-A filed June 4, 2021

       Cover Page

   1. Please revise the disclosure on the cover page to disclose that the company will receive cancellation of debt as
payment for shares of Class B Non-Voting Common Stock and
                                                        whether the company has
set a maximum amount of debt cancellation it would accept as payment for shares of
the Class B Non-Voting Common Stock. In this regard, we note your new disclosure on
page 15.
       Risk Factors, page 5

   2. Please include a new risk factor to highlight that the company will receive cancellation of debt as payment for
shares of Class B Non-Voting Common Stock. Also, disclose as of
 Richard Gamarra
California Tequila, Inc.
June 21, 2021
Page 2
       the most recent practicable date the amount of debt eligible for cancellation, quantify the amount of debt owed to related parties and identify the related parties. In addition, clarify whether the company will receive cancellation of debt as payment for shares if the debt has been incurred after the date on which the offering is qualified. Description of Property, page 38

3. We note your response to our prior comment and we reissue the comment in its entirety.
        We continue to note throughout your document, statements and suggestions that are inconsistent with the statements in the Entailment & Joint Responsibility Agreement with the distillery. For example, you continue to state you hold $1,000,000 worth of inventory at the distillery, yet this amount is not reflected in your Balance Sheet Inventory. Your financial statements reflect "Barrels" in property & equipment, but your agreement with the distillery states they supply you with bottled product. You continue to state the
       Company   s tequila products are manufactured pursuant to the Company
s proprietary
       formula, but it appears you do not own the formula. We also note statements in your financial statement footnotes that are inconsistent with the nature of your business. For example you state, "We have been awarded multiple honors from the Robb
Report   s    Best
       of the Best    and    Top Tequila   . It appears the products you sell
or the
       distillery has perhaps received such awards but it doesn't appear you should be claiming those awards as your own. Please contact us at the numbers provided at the end of this letter to arrange for a conference call with the company and its advisors.
Exhibits

4. Please file an updated opinion as an exhibit given the new disclosure on page 15 that the company will accept write-offs of loans at their principal amount/principal plus accrued interest as a form of consideration.
        You may contact Kevin Stertzel, Staff Accountant, at 202-551-3723 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                              Sincerely,
FirstName LastNameRichard Gamarra
                                                              Division of
Corporation Finance
Comapany NameCalifornia Tequila, Inc.
                                                              Office of
Manufacturing
June 21, 2021 Page 2
cc:       Sara Hanks
FirstName LastName